EXHIBIT 99.1

Brookfield Asset Management Announces Strong Second Quarter Results

$37 billion of Capital Raised Year-to-Date;
On Track to Achieve Record Inflows of Close to $150 Billion in 2023

Closed Record $27 Billion for Infrastructure Fund to Date

Committed to New Investments of $50 Billion Year-to-Date

BROOKFIELD, NEWS, Aug. 09, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended June 30, 2023.

Connor Teskey, President of Brookfield Asset Management stated, “We delivered strong results in the second quarter, showcasing the resilience of our business and stability of our fee streams that are driven by nearly 85% of fee-bearing capital attributable to long-term perpetual funding sources. Year-to-date, we committed to investments worth $50 billion. The scale, stability, and diversity of our businesses continue to differentiate our franchise with clients and counterparties.”

He added, “We also continue to see very strong momentum on the fundraising side. We’ve made terrific progress so far this year, having raised $37 billion of capital to date and expect this to accelerate in the second half of the year as we progress our efforts on recently launched funds. With these fundraising efforts, combined with approximately $50 billion of additional insurance inflows, we expect to raise close to $150 billion of capital this year which should drive meaningful earnings growth in 2024 and beyond.”

Operating Results

Brookfield Asset Management Ltd.
Net income for the publicly traded entity Brookfield Asset Management Ltd. (BAM) totaled $109 million for the quarter. BAM owns a 25% interest in our asset management business and the remaining 75% is owned by Brookfield Corporation. In order to provide meaningful comparative information, the following discussion relates to the financial results on a 100% basis for our asset management business (Brookfield Asset Management).

Brookfield Asset Management1

For the periods ended June 30	Three Months Ended		Twelve Months Ended
(US$ millions, except per share amounts)	2023	2022	2023	2022
Fee-Related Earnings[2]	$548	$516	$2,194	$1,975
Add back: equity-based compensation costs and other income[3]	47	16	150	96
Less: cash taxes	(68)	(21)	(161)	(75)
Distributable Earnings[2]	$527	$511	$2,183	$1,996

Fee-related earnings per share	$0.34	$0.32	$1.34	$1.21
Distributable earnings per share	$0.32	$0.31	$1.33	$1.22

Net income attributable to Brookfield Asset Management	$455	$668	$1,870	$2,026

See endnotes

Brookfield Asset Management’s distributable earnings were $527 million for the quarter and $2.2 billion over the last twelve months. Fee-related earnings comprise approximately 100% of distributable earnings for both the quarter and the last twelve months. Robust fundraising efforts and strong capital deployment activities drove quarterly fee-related earnings to $548 million for the quarter, representing an increase of 6% compared to the prior year period.

Operating Highlights
We have raised $74 billion over the last twelve months, with $17 billion raised during the second quarter and $37 billion raised year-to-date. Notable fundraising updates since the beginning of the second quarter include:

  We closed on $3.4 billion of capital for our fifth flagship infrastructure fund. We have now closed on $27 billion for this vintage, making it the largest infrastructure draw-down fund ever raised. This vintage will continue to grow as we close out more capital commitments before year end.
  Our third infrastructure debt fund has raised $4.3 billion to date, surpassing our previous fund size of $2.7 billion. We anticipate a final close later this year, tracking a total fund size over $5 billion, well surpassing our initial fund target.
  We held a significant first close for Oaktree’s twelfth flagship opportunistic credit fund for $3.0 billion, with a second close targeted for the third quarter. Oaktree’s direct lending fund also held a first close in the second quarter and has now raised $3.3 billion, with additional closes anticipated in the second half of the year.

Fee-bearing capital was $440 billion at the end of the second quarter, an increase of approximately $8 billion during the quarter and $48 billion or 12% over the past year.

  The above increase in fee-bearing capital contributed to growth in fee-related earnings to $2.2 billion over the last twelve months, representing a 16% increase over the prior period, excluding performance fees.

We committed to investments worth $50 billion across a number of high-quality businesses and assets. Notable transactions since our last earnings announcement include:

  Our infrastructure business entered into a definitive agreement to acquire Compass Datacenters, in a deal valued at approximately $6.0 billion. With numerous data centers across the U.S., Canada, and Europe, Compass Datacenters compliments our infrastructure digitalization investment strategy. The deal is expected to close by the end of the year.
  Our renewables business announced its acquisition of Duke Energy Renewables, an integrated developer and operator of renewable power assets, at an enterprise value of $2.7 billion. Our fifth flagship infrastructure vintage committed equity of $1.1 billion.
  Our private equity business agreed to acquire Network International in a take-private deal valued at approximately $3.0 billion. Network’s digital commerce business operates across the Middle East, providing technology-enabled payments solutions to merchants and financial institutions. This investment aligns with Brookfield’s goal of further expansion in the Middle East and continued digitalization efforts across all businesses.

We advanced or completed $15 billion of monetizations through the first half of 2023, generating strong multiples of capital and IRR’s.

  Our global portfolio of essential service businesses and assets mainly generate contracted or regulated inflation-linked revenues, which are highly cash generative and continue to be very attractive to buyers in the current economic environment. In that regard, since the start of the year, we monetized $15 billion of assets at premium valuations, including $5 billion of asset sales within our real estate business and $10 billion of infrastructure assets.
  Notable sales across the business included the sale of a high-quality portfolio of office campuses in India, a hospitality investment portfolio in the US, and a 12.5% interest in a U.S. gas pipeline. As we look forward, we have a number of other sales processes under way and our monetization pipeline remains very strong.

As of June 30, 2023, we have $83 billion of uncalled fund commitments.

  Total investable capital includes $2.9 billion of cash and cash equivalents, as well as $83 billion of uncalled fund commitments, of which $40 billion is not currently earning fees across our strategies, and will earn approximately $400 million of fees annually once deployed. This excludes any capital that our 75% shareholder has on its balance sheet and in its insurance operations; we currently also have no debt.

Strategic Initiatives
Subsequent to quarter end, Brookfield Reinsurance (BNRE) and American Equity Investment Life Holding Company (AEL) entered into a definitive agreement whereby BNRE is set to acquire all of the outstanding shares of common stock of AEL it does not already own in a cash and stock transaction that values AEL at approximately $4.3 billion. Once the transaction is closed, we expect BAM to manage $50 billion of additional insurance fee-bearing capital, which will earn approximately $125 million of annual base fee revenue. BAM will not contribute any capital into the transaction and will not assume any insurance liabilities on its balance sheet.

Regular Dividend Declaration & Establishment of Dividend Reinvestment Program
The board of directors of Brookfield Asset Management Ltd. declared a quarterly dividend of $0.32 per share, payable on September 29, 2023, to shareholders of record as of the close of business on August 31, 2023.

End Notes
1.	Reflects full period results unless otherwise noted on a 100% basis for Brookfield Asset Management, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of partly owned subsidiaries.
2.	See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.
3.	Equity-based compensation costs and other income includes Brookfield Asset Management's portion of partly owned subsidiaries investment income, realized carried interest, and other income.

Brookfield Asset Management Ltd. Statement of Financial Position

Unaudited As at (US$ millions)	June 30 2023	December 31 2022
Assets
Cash and cash equivalents	$12	$1
Investments	2,305	2,378
Due from affiliates	810	782
Other assets	41	—
Total Assets	$3,168	$3,161

Liabilities
Accounts payable and other	$766	$781
Due to affiliates	168	3
Total Liabilities	934	784

Equity
Total Equity	2,234	2,377
Total Liabilities and Equity	$3,168	$3,161

Brookfield Asset Management Ltd. Statement of Operating Results

Unaudited For the period ended June 30	Three Months Ended
(US$ millions, except per share amounts)	2023

Equity accounted income	$114
Compensation and other expenses	(5)
Net Income	$109

Net income per share of common stock
Diluted	$0.28
Basic	$0.28

Brookfield Asset Management Statement of Financial Position

Unaudited
As at	June 30	December 31
(US$ millions)	2023	2022
Assets
Cash and cash equivalents	$2,918	$3,545
Accounts receivable and other	510	429
Investments	7,364	6,877
Due from affiliates	2,129	2,121
Deferred income tax assets and other assets	1,139	1,115
Total Assets	$14,060	$14,087

Liabilities
Accounts payable and other	$1,685	$1,842
Due to affiliates	890	811
Deferred income tax liabilities and other	2,047	1,828
	4,622	4,481
Equity
Total Equity	9,438	9,606

Total Liabilities, and Common Equity	$14,060	$14,087

Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management and its subsidiaries, as well as its share of the asset management activities of partly owned subsidiaries.

Brookfield Asset Management Statement of Operating Results

Unaudited For the periods ended June 30	Three Months Ended
(US$ millions, except per share amounts)	2023	2022
Revenues
Incentive distribution and management fee revenues	$770	$665
Carried interest income net of amounts attributable to Corporation	54	—
Other revenue	161	259
Total Revenues	985	924

Expenses
Compensation, operating, and general and administrative expenses	(348)	(223)
Interest expense	(5)	(43)
Total Expenses	(353)	(266)
Other income, net	75	251
Share of income from equity accounted investments	29	87
Income Before Taxes	736	996
Income tax expense	(156)	(162)
Net Income	$580	$834

Net income attributable to:
Brookfield Asset Management	$455	$668
Brookfield Corporation	125	166

Net income per share	580	834
Diluted	$0.28	$0.41
Basic	$0.28	$0.41

Note: Reflects results on a 100% basis for our asset management business, being Brookfield Asset Management and its affiliates.

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Brookfield Asset Management

Unaudited For the periods ended June 30	Three Months Ended
(US$ millions)	2023	2022
Net income	$580	$834
Add or subtract the following:
Provision for taxes[1]	156	162
Depreciation and amortization[2]	3	1
Carried interest allocations[3]	(114)	(163)
Carried interest allocation compensation[3]	(3)	18
Other income and expenses[4]	(72)	(269)
Interest expense paid to related parties[4]	5	43
Interest and dividend revenue[4]	(40)	(74)
Other revenues[5]	(31)	(22)
Share of income from equity accounted investments[6]	(29)	(87)
Fee-related earnings of partly owned subsidiaries at our share[6]	65	64
Compensation costs recovered from affiliates[7]	22	—
Fee revenues from consolidated funds & Other[8]	6	9
Fee-Related Earnings	548	516
Cash Taxes[9]	(68)	(21)
Add back: equity-based compensation costs and other[10]	47	16
Distributable Earnings	$527	$511

1.	This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
2.	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
3.	These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee- Related Earnings as these items are unrealized in nature.
4.	These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to related party loans.
5.	This adjustment adds back other revenues earned that are non-cash in nature.
6.	This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
7.	This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items.
8.	Represents the impact of cash taxes paid by the business.
9.	This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items.
10.	These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 5) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.

Additional Information
The Letter to Shareholders and the Supplemental Information for the three months and twelve months ended June 30, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2023, which have been prepared using US GAAP. The amounts have not been audited by BAM’s external auditor.

BAM’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details
Investors, analysts, and other interested parties can access BAM’s Second Quarter 2023 Results as well as the Shareholders’ Letter and Supplemental Information on its website under the Reports & Filings section at bam.brookfield.com.

To participate in the Conference Call today at 11:00 a.m. EST, please preregister at https://register.vevent.com/ register/BIfaacf3346387462b895c8c74ecf0abe6. Upon registering, you will be emailed a dial-in number, and unique PIN.

The Conference Call will also be webcast live at https://edge.media-server.com/mmc/go/bamQ2-2023. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 9, 2024, or available on our website at bam.brookfield.com.

About Brookfield Asset Management
Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management Ltd’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at bam.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

Non-GAAP and Performance Measures
This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“US GAAP”).

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for distributable earnings is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FRE and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with US GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with US GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under US GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at bam.brookfield.com.

Notice to Readers
Brookfield Asset Management Ltd. is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

In addition to historical information, this news release contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of, or expectations for, our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of Brookfield Asset Management Ltd., our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect,” “is expected,” “an opportunity exists,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might,” “will” or “will be taken,” “occur” or “be achieved.”

Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors could cause our actual results to vary from our forward-looking statements, including, among others: our lack of independent means of generating revenue; our material assets consisting solely of our interest in Brookfield Asset Management ULC; challenges relating to maintaining our relationship with Brookfield Corporation and potential conflicts of interest; Brookfield Asset Management Ltd. being a newly formed company; our liability for our asset management business; our ability to maintain Brookfield Asset Management Ltd.’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws; the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions; the impact on growth in fee-bearing capital of poor product development or marketing efforts; our ability to maintain our global reputation; volatility in the trading price of our class A limited voting shares; being subjected to numerous laws, rules and regulatory requirements; the potential ineffectiveness of our policies to prevent violations of applicable law; meeting our financial obligations due to our cash flow from our asset management business; foreign currency risk and exchange rate fluctuations; requirement of temporary investments and backstop commitments to support our asset management business; rising interest rates; revenues impacted by a decline in the size or pace of investments made by our managed assets; our earnings growth can vary, which may affect our dividend and the trading price of our class A limited voting shares; exposed risk due to increased amount and type of investment products in our managed assets; difficulty in maintaining our culture; political instability or changes in government; unfavorable economic conditions or changes in the industries in which we operate; catastrophic events and COVID-19; deficiencies in public company financial reporting and disclosures; ineffective management of environmental, social and governance (ESG) considerations; failure of our information and technology systems; the threat of litigation; losses not covered by insurance; inability to collect on amounts owing to us; information barriers that may give rise to conflicts and risks; risks related to our renewable power and transition, infrastructure, private equity and real estate strategies; risks relating to Canadian and United States taxation laws; and other factors described in our annual report on Form 20-F, including those set forth under Item 3.D “Risk Factors,” Item 4.B “Business Overview” and Item 5.A “Operating Results.”

We caution that the factors that may affect future results listed above are not exhaustive. The forward-looking information represents our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward- looking statements, other than as required by applicable law.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Asset Management Ltd. in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Asset Management Ltd.’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Asset Management Ltd. believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Asset Management Ltd. makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.